Exhibit 99.1

Purple Biotech to Present Overview of Ongoing Phase 1b/2 Clinical Trial of CM24 for Treatment of Multiple Advanced Cancers at ESMO 2021 and Provides Clinical Update

One Advanced Pancreatic Cancer Patient Demonstrated a Partial Response in First Dose Cohort in Combination with Nivolumab

Patient Enrollment in Second Dose Cohort Complete

Study Expanding to Additional Sites in U.S. and Israel

REHOVOT, Israel, Sept. 13, 2021 (GLOBE NEWSWIRE) -- Purple Biotech (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies by overcoming tumor immune evasion and drug resistance, today provided an update on its ongoing Phase 1b/2 clinical trial of CM24, a monoclonal antibody blocking CEACAM1, in combination with nivolumab (Opdivo®), a PD-1 inhibitor, in advanced cancer patients, with expansion cohorts in subjects with non-small cell lung cancer (NSCLC) and in combination with nivolumab and nab-paclitaxel (Abraxane®) in pancreatic cancer.

In a Trials in Progress poster at the ESMO 2021 Congress, which will be held on September 16-21, 2021, Purple Biotech will present an overview and the design of the ongoing Phase 1b/2 study. The poster is titled, “A Phase 1b Study of CM24 in Combination with Nivolumab in Adults with Advanced Solid Tumors, followed by a Phase 2a study of CM24 in Combination with Nivolumab in NSCLC, and in Combination with Nivolumab and nab-paclitaxel in Pancreatic Cancer.”

Top-line data from the first dose cohort of CM24 10mg/kg included a partial response demonstrated in a patient with refractory advanced pancreatic cancer previously treated with two lines of therapy following two courses of treatment with CM24 in combination with nivolumab 480mg/kg. Additionally, there were no dose-limiting toxicities or serious adverse events observed in any of the three patients enrolled in the first cohort of the study.

“We are encouraged by the early data from the first cohort of this study, which showed combination agent safety, as well as a partial response in one patient,” said Bertrand C. Liang, M.D., Ph.D., Chief Medical Officer of Purple Biotech. “The responsive patient showed a 40 percent reduction in tumor size following two courses of treatment with CM24 10mg/kg in combination with nivolumab. In addition, levels of CA19-9 tumor marker dropped by 56%, which was comparable to baseline levels. These results are especially compelling given that pancreatic tumors without high levels of microsatellite instability or deficient mismatch repair, such as the responsive patient, typically do not respond to immuno-oncology agents.”

Enrollment in the second dose cohort (15mg/kg) has successfully concluded. Moreover, the Phase 1b/2 study is being expanded to additional sites in the U.S. and Israel.

“The top-line data from the first cohort of this study reinforce our confidence in the potential of CM24 to be a safe and effective treatment for advanced cancer patients. Moreover, we are pleased with the high level of interest in this study from some of the leading academic centers in the world and look forward to completing this dose-escalation study by year-end, as planned,” said Isaac Israel, Chief Executive Officer of Purple Biotech.

The study is a Phase 1b/2 clinical trial with expansion cohorts in subjects with NSCLC and pancreatic cancer. CM24 is dose escalated (3+3 design) from 10mg/kg, in combination with nivolumab, 480mg q4w, in Phase 1b, in patients with NSCLC, pancreatic cancer, ovarian carcinoma, colorectal adenocarcinoma, melanoma, or thyroid carcinoma, with the primary objective of evaluating safety, PK and determining the recommended Phase 2 dose. In the Phase 2 component, patients with NSCLC will be treated with CM24 and nivolumab after first-line immuno-oncology failure, and patients with advanced/metastatic pancreatic adenocarcinoma will be treated with CM24, nivolumab, and nab-paclitaxel (Abraxane®) after first-line therapy failure, with study endpoints being safety and preliminary efficacy. CEACAM1 level of expression, as well as a number of other immune, biochemical and adhesion-related molecules, will be evaluated as potential biomarkers in the study.

Additional information about the trial can be found at www.clinicaltrials.gov, NCT Identifier NCT04731467.

The trial is being conducted under a clinical collaboration and supply agreement with Bristol Myers Squibb.  Purple Biotech is the sponsor of the trial.

Opdivo® is a trademark of Bristol-Myers Squibb Company.

Abraxane® is a trademark of Abraxis BioScience, LLC, a Bristol Myers Squibb company.

About Purple Biotech

Purple Biotech Ltd. is a clinical-stage company developing first-in-class therapies by overcoming tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. The Company is currently advancing NT219 as a monotherapy treatment of solid tumors, followed by a dose escalation of NT219 in combination with cetuximab for the treatment of recurrent and/or metastatic squamous cell carcinoma of the head and neck cancer (SCCHN) or colorectal adenocarcinoma in a phase 1/2 study, and an expansion phase of NT219 at its recommended phase 2 level in combination with cetuximab in patients with recurrent and/or metastatic squamous cell carcinoma of the head and neck. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in selected cancer indications in a phase 1b study followed by a phase 2 for the treatment of non-small cell lung cancer and pancreatic cancer. The Company has entered into a clinical collaboration agreement, as amended, with Bristol Myers Squibb for the planned phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab (Opdivo®) in patients with non-small cell lung cancer and in combination with nivolumab in addition to nab-paclitaxel (Abraxane®) in patients with pancreatic cancer. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit https://www.purple-biotech.com.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2020 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Company Contact:

Gil Efron
President & Chief Financial Officer
IR@purple-biotech.com

Investor Relations Contact:

Chuck Padala
chuck@lifesciadvisors.com
+1 646-627-8390

Media Contact:

Megan Humphreys
megan@mlhconsulting.com

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